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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
SILVERGRAPH INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
828378109

(CUSIP Number)
Evan Levine
Mark Capital, LLC
5173 Seagrove Place
San Diego, California 92130
858-552-0866
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	828378109

1	NAMES OF REPORTING PERSONS. Mark Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ N/A
(b) ☐ N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Explanatory Note
     This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on July 7, 2006 (the “Original Schedule 13D”) by the Reporting Person (as set forth in Item 2 below), relating to its beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Silvergraph International, Inc. (the “Issuer”).
     This Amendment No. 1 (i) amends and restates Item 2 and Item 5 and (ii) reflects a material change in the number of shares beneficially owned by the Reporting Person and the percentage of class represented by such ownership since the filing of the Original Schedule 13D. Except as referenced in the preceding sentence, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.
Item 1. Security and Issuer
Title: Common Stock, $0.001 par value per share
Issuer: Silvergraph International, Inc.
Address: 11919 Burke Street, Santa Fe Springs, CA 90670
Item 2. Identity and Background
     Identity and Background of Reporting Person
(a)	The name of the person filing this Amendment No. 1 is Mark Capital, LLC (“Mark Capital”). The managing member is Evan Levine.

(b)	Mark Capital’s principal business address and principal office is 5173 Seagrove Place, San Diego, California 92130.

(c)	The principal business of Mark Capital is acquiring, holding and disposing of investments in various companies for accounts under its management.

(d)	During the last five years, Mark Capital has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mark Capital was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mark Capital is a Delaware limited liability company.
     Identity and Background of Member of Reporting Person

(a)	Evan Levine is the managing member of Mark Capital.

(b)	Mr. Levine’s address is 5173 Seagrove Place, San Diego, California 92130.

(c)	Mr. Levine serves as the chief executive officer, president and director of ADVENTRX Pharmaceuticals, Inc., a biopharmaceutical research and development company.

(d)	During the last five years, Mr. Levine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Levine was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Levine is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     Not applicable.
Item 5. Interest in Securities of the Issuer
(a) As of October 8, 2008, neither Mark Capital nor Mr. Levine beneficially own any shares of the Issuer’s Common Stock.
(b) As of October 8, 2008, neither Mark Capital nor Mr. Levine have sole power to vote or to dispose of any shares of the Issuer’s Common Stock.
(c) During the sixty days preceding this Amendment No. 1, Mark Capital disposed of a total of 4,816,608 shares of the Issuer’s Common Stock. The following sets forth all the transactions by Mark Capital in the Issuer’s Common Stock during the past sixty days. All such transactions were effected by Mark Capital in the open market.

Date	No. of Shares Sold	Sale Price Per Share
9/19/2008	5,000	$0.01
9/19/2008	5,000	$0.005
9/19/2008	5,000	$0.005

Date	No. of Shares Sold	Sale Price Per Share
9/19/2008	50,000	$0.005
9/19/2008	10,000	$0.005
9/19/2008	200,000	$0.003
9/19/2008	205,000	$0.003
9/19/2008	474,999	$0.003
9/19/2008	100,000	$0.003
9/22/2008	5,000	$0.003
9/22/2008	5,000	$0.003
9/22/2008	5,000	$0.004
10/6/2008	5,000	$0.002
10/6/2008	5,000	$0.0021
10/6/2008	5,000	$0.002
10/6/2008	659,000	$0.001
10/7/2008	220,000	$0.0007
10/7/2008	350,000	$0.0008
10/7/2008	100,000	$0.0007
10/7/2008	55,000	$0.001
10/7/2008	10,000	$0.0007
10/7/2008	10,000	$0.0008
10/7/2008	10,000	$0.001
10/7/2008	5,000	$0.001
10/8/2008	10,000	$0.0003
10/8/2008	10,000	$0.0003
10/8/2008	200,000	$0.0003
10/8/2008	300,000	$0.0003
10/8/2008	500,000	$0.0003
10/8/2008	600,000	$0.0005
10/8/2008	10,000	$0.0005
10/8/2008	10,000	$0.0005
10/8/2008	5,000	$0.0005
10/8/2008	374,999	$0.0005
10/8/2008	292,610	$0.0003
(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Amendment to Schedule 13D.
(e) On October 7, 2008, the Reporting Person ceased to beneficially own in excess of 5% of the Issuer’s Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
     None.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 10, 2008

MARK CAPITAL, LLC
By:	/s/ Evan Levine
	Name:	Evan Levine
	Title:	Managing Member